                                 FORM 11-K



(Mark One)

[x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

          For the fiscal year ended December 31, 1997

                             OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
          EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from    to


          Commission file number 1-12905


            EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                           (Full Title of Plan)







                           EEX CORPORATION
        (Name of Issuer of Securities Held Pursuant to the Plan)

         2500 CityWest Blvd., Suite 1400, Houston, Texas  77042
        (Address of Plan and Principal Executive Office of Issuer)

          EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN


                         REQUIRED INFORMATION



                                                               Page No.

Independent Auditors' Report                                      1

Financial Statements:
   Statement of Net Assets Available for Benefits                 2
   Statement of Changes in Net Assets Available for Benefits      3-4
   Notes to Financial Statements                                  5-8

Supplemental Schedules:
   Line 27a - Schedule of Assets Held for Investment Purposes
      at December 31, 1997                                        10
   Line 27d - Schedule of Reportable Transactions for the
      Period from August 5, 1997 (date of inception)
        through December 31, 1997                                 11

Exhibit 23 - Independent Auditors' Consent                        13

INDEPENDENT AUDITORS' REPORT

EEX Corporation Employee Stock Purchase and Savings Plan Committee:

We have audited the accompanying statement of net assets available for benefits of the EEX Corporation Employee Stock Purchase and Savings Plan ("the Plan") as of December 31, 1997, and the related statement of changes in net assets available for benefits for the period from August 5, 1997
(date of inception) through December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997, and the changes in net assets available for benefits for the period from August 5, 1997 (date of inception) through December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the period from August 5, 1997 (date of inception) through December 31, 1997, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       ERNST & YOUNG LLP

Houston, Texas
June 10, 1998

          EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             DECEMBER 31, 1997


[S]                                                              [C]
ASSETS

Investments:
     EEX Corporation ("EEX") Common Stock                        $1,951,845
     Texas Utilities Company ("TXU") Common Stock                 1,073,231
     Fidelity Mutual Funds:
          Equity Funds:
               Magellan                                           2,888,428
               Puritan                                            3,227,233
               Equity Income                                        852,610
               Spartan U.S. Equity Index                            974,368
          U.S. Bond Index                                           536,603
          Retirement Government Money Market Portfolio              818,833
     Participant Loans                                              236,897
                                                                  ---------
     Total Investments                                           12,560,048

Employee Contributions Receivable                                   113,676
Employer Contributions Receivable                                    29,331
Loan Payments Withheld                                                6,537
Accrued Investment Income                                             7,178
                                                                  ---------

     Total Assets                                                12,716,770
                                                                 ----------

LIABILITIES

Accrued Expense                                                         266
                                                                 ----------

NET ASSETS AVAILABLE FOR BENEFITS                              $ 12,716,504
                                                                -----------

See accompanying notes to financial statements.


                EEX CORPORATION EMPLOYEE STOCK PURCHASE PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
         FOR THE PERIOD FROM AUGUST 5, 1997 (DATE OF INCEPTION) THROUGH
                          DECEMBER 31, 1997
                        WITH FUND INFORMATION




                        Fidelity Mutual Funds (Participant Directed)
                    -------------------------------------------------------

                                                                    Retirement
                                                                    Government
                                                Spartan     U. S.      Money
                                       Equity  U.S.Equity   Bond       Market
                    Magellan  Puritan  Income    Index      Index    Portfolio
                    --------  -------  ------  ---------   ------    ---------
Transfer of Assets
from ENSERCH
Corporation
Employee Stock
Purchase and
Savings Plan      $2,672,787 $3,071,102 $834,757  $862,498 $517,632  $1,103,894

Additions:
 Interest and
 dividend income     122,968    211,621   31,672    11,886    9,063      14,017

 Net appreciation
 (depreciation)
 in fair value of
 investments          21,250    (13,276)  28,883    65,548   11,356

Contributions:
 Employee            103,186     98,948   70,424    64,664   16,320      28,083
 Employer
 Rollovers from
 participants'
 previous plans
                   ---------  ---------  ------- --------- ------     ---------
                   2,920,191  3,368,395  965,736 1,004,596 554,371    1,145,994

Participant loan
payments              13,809     10,302   13,897    13,615   1,072        8,198
Participant loan
withdrawals          (17,349)   (16,878)    (935)      (80)               (189)
Interfund transfers   40,053     26,760  (42,644)   54,852   6,682       72,178

Deductions:
 Distributions to
 plan participants   (68,081)  (161,155) (83,390)  (98,564)(25,485)   (407,274)
 Administrative
 expenses               (195)      (191)     (54)      (51)    (37)        (74)

Net increase
 (decrease)       $2,888,428 $3,227,233 $852,610  $974,368 $536,603    $818,833
                  ========== ========== ========  ======== ========    ========
Net assets
available for
benefits at
December 31,
  1997            $2,888,428 $3,227,233 $852,610  $974,368 $536,603    $818,833
                  ========== ========== ========  ======== ========    ========

See accompanying notes to financial statements.


          EEX CORPORATION EMPLOYEE STOCK PURCHASE PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
    FOR THE PERIOD FROM AUGUST 5, 1997 (DATE OF INCEPTION) THROUGH
                         DECEMBER 31, 1997
                       WITH FUND INFORMATION



                     Non-
                  Participant  Participant
                   Directed     Directed
                  ---------   -----------
                     EEX      EEX       TXU
                    Common   Common     Common  Participant
                    Stock    Stock      Stock     Loans     Other    Total
                    ------   -----     ------   --------   ------   -----
Transfer of Assets
from ENSERCH
Corporation
Employee Stock
Purchase and
Savings Plan
                    -    $2,020,429  $1,048,866    $262,972         $12,394,937


Additions:
 Interest and
 dividend income                         15,789       5,491 $7,178      429,685
 Net appreciation
 (depreciation)
 in fair value
 of investments   $(1,033)    2,763     180,032                         295,523

Contributions:
 Employee                    44,247                        120,213      546,085
 Employer         111,101                                   29,331      140,432
 Rollovers from
 participants'
 previous plans              25,830                                      25,830
                  ------- --------    ---------     -------  ------- ----------
                  110,068 2,093,269   1,244,687     268,463 156,722  13,832,492

Participant loan
 payments                       955                (61,848)              -
Participant loan
 withdrawals                   (659)      (410)     36,500               -
Interfund
 transfers         16,408  (110,265)   (63,361)      (663)              -

Deductions:
 Distributions
 to plan
 participants      (4,527) (153,194)  (107,582)    (5,555)           (1,114,807)
 Administrative
 expenses                      (210)      (103)              (266)       (1,181)

Net increase
 (decrease)      $121,949 $1,829,896 $1,073,231  $236,897 $156,456  $12,716,504
                 ======== ==========  ========== ======== ======== ==========
Net assets
 available for
 benefits at
 December 31,
 1997            $121,949 $1,829,896 $1,073,231  $236,897 $156,456  $12,716,504
                 ======== ========== ========== ======== =========  ===========

See accompanying notes to financial statements.


        EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997


1. OVERVIEW

Enserch Exploration, Inc. ("Old EEI"), a Texas corporation, was a participating employer under the ENSERCH Corporation ("ENSERCH")
Employee Stock Purchase and Savings Plan. In 1996, ENSERCH entered into a merger agreement with Texas Utilities Company ("TXU") under which ENSERCH agreed to exit the oil and gas business and divest all of its interests in Old EEI. This divestiture was accomplished in two steps. First, Old EEI was merged into Lone Star Energy Plant Operations ("LSEPO"), a Delaware corporation, with LSEPO being the surviving company ("Merger"). In the Merger, LSEPO changed its name to Enserch Exploration, Inc. ("EEI"). Second, ENSERCH distributed its entire 83% ownership interest in EEI pro rata (1.4995056 shares of EEI common stock per share of ENSERCH) to its shareholders in a tax-free distribution ("Distribution"). Simultaneously, each share of ENSERCH stock was exchanged for .255 shares of TXU common stock. The Merger and the Distribution were each effective and EEI ceased to be a part of the controlled group of companies that included ENSERCH on August 5, 1997. As a result, EEI established the EEX Corporation Employee Stock Purchase and Savings Plan ("Plan") as a spin-off from said prior plan effective on the date of the Merger. The assets and liabilities of said prior plan attributable to existing EEI employees were transferred to the Plan as of September 1, 1997.

At a special shareholder's meeting held on December 19, 1997, EEI changed its name to EEX Corporation.

2. PLAN DESCRIPTION

The Plan is a combination profit sharing and employee stock ownership plan under Sections 401 (a), 401 (k), 401 (m) and 4975 (e) (7) of the Internal Revenue Code ("Code"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The following description is provided for general information only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution combination employee stock ownership and profit sharing plan established by EEX Corporation and its participating subsidiary companies ("EEX" or "the Corporation") to encourage and assist employees in establishing an individual savings and investment program. All full time employees of EEX and its participating subsidiaries are eligible to participate in the Plan. Participation is voluntary.

A committee appointed by the EEX Board of Directors is responsible for the general administration, management and operation of the Plan ("plan committee"). Chase Bank of Texas, formerly Texas Commerce Bank
("the Trustee"), a federally chartered bank, has served as trustee since September 1, 1997 and manages the assets of the Plan.

Participants' Contributions - Under the Plan, a participant may invest pre-tax and/or after-tax dollars through payroll deductions each pay period in increments of one percent up to a maximum of 16 percent of regular monthly salary or wages ("base pay"). The Omnibus Budget Reconciliation Act of 1993 placed an annual limitation of $160,000 for 1997 on the base pay which can be used in computing benefits for participants under the Plan. The maximum contribution for certain highly compensated participants is subject to further reduction pursuant to limitations under the Internal Revenue Code.

Eligible employees can rollover to the Plan any distributions received from other qualified retirement plans. Individual Retirement Account ("IRA") distributions are not eligible for rollover into the Plan.

Each participant is entitled to direct the allocation of his or her contributions among the common stock of EEX or six mutual fund investment options: the Fidelity Puritan Fund, the Fidelity Magellan Fund, the Fidelity Equity Income Fund and the Fidelity Spartan U.S. Equity Index Fund, all of which invest in equity securities; the Fidelity U.S. Bond Index Fund, which invests in fixed income bond securities; and the Fidelity Retirement Government Money Market Portfolio, which invests in short-term U.S. government securities. A participant can change investment elections for future contributions and can transfer (or exchange) any existing mutual fund balances among the offered investment elections at any time, in accordance with the Plan guidelines.

Employer's Matching Contributions ("company matching") - The maximum participant contribution eligible for company matching ranges from 3% to 6% of the participant's eligible compensation, depending on length of service. Company matching contributions as a percentage of participant contributions are at a rate of 50% or 60% depending on length of service. Employees are 100% vested in the matching contributions. All company matching contributions are invested in EEX common stock and are non-participant directed.

Investment of Funds - All assets of the Plan are held by the Trustee for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants. Individual investments greater than five per cent of net assets available for benefits at December 31, 1997 are separately identified in the financial statements.

Participant Loans - Participants may borrow up to 50% of the fair value of their pre-tax employee contribution account; however, the loan cannot exceed $50,000 less the maximum outstanding loan balance in the previous one-year period. The interest rate on the loan is equal to the prime interest rate of the Trustee that is in effect on the date the loan is made. The interest rate on loans outstanding at the end of the year ranged from 6% to 9.5%. Loans are funded by withdrawals from the individual's investment accounts as determined by the plan committee. The maximum term of a loan cannot exceed
5 years or, if earlier, severance from service.

Withdrawal from the Plan - Withdrawals from the Plan are governed by applicable IRS regulations and provisions of ERISA. Penalties may apply in certain instances.

A participant who terminates employment and has an account balance of more than $3,500 can retain the funds in the Plan or withdraw them at any time. Participants that terminate with balances of less than $3,500 are required to receive a distribution after termination. To avoid taxation, the taxable portion of any withdrawal made upon termination can be rolled into an IRA or a qualified retirement plan sponsored by another employer.

The Internal Revenue Service ("IRS") has established rules governing distributions from the Plan after the participant has attained 70 1/2 years of age.

Termination of Plan - The Board of Directors of the Corporation has the right under the Plan to amend or modify the Plan at any time and may terminate the Plan in its entirety, subject to the provisions of ERISA. Participants are 100% vested in their accounts at all times.

Expenses - All charges and expenses incurred in the administration of the Plan and fees and expenses of the Trustee are paid by the Corporation. Record keeping fees are deducted from participants' accounts.

3.   SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of financial statements requires the use of significant estimates and assumptions by management; actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Investments in common stock of EEX and TXU are valued at their quoted market value. Investments in Fidelity mutual funds are valued at quoted net asset value of the respective funds reflecting the closing sales price of the underlying securities. Participants do not have beneficial ownership in specific underlying securities or other assets in the various mutual funds, but have an interest therein represented by units valued as of the last business day of the period. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Security transactions are recorded on the trade date. Income and expenses are recognized on the accrual basis of accounting.

Benefits Payable - Benefits are recorded when paid.

4.   TAX STATUS OF THE PLAN

EEX has filed for a determination letter with the IRS that the Plan meets the requirements of Section 401(a) of the Code. EEX believes that the plan is designed and currently being operated in compliance with the applicable requirements of the Code.

5. YEAR 2000 (Unaudited)

EEX is continuing its efforts towards addressing the Year 2000 issue as it relates to any potential impact on the Company's operations. Evaluations of the Company's internal systems, primarily focused on the financial systems, have been initiated and will be complete by the end of 1998. To date, preliminary studies have yielded potential problem areas with some applications. Most of these applications which have potential Year 2000 deficiencies are third party applications provided by outside vendors, and in each case the deficiencies are being addressed by the software vendor. Any in-house applications developed by EEX will be modified before the end of 1998 and reviewed by an independent entity with expertise in this area.
In all cases the cost of Year 2000 compliance is considered immaterial.

During 1998 the Company will be conducting an independent review of operational (field) systems which are the responsibility of third party companies doing business with EEX. This Year 2000 review will include any operational system on which any EEX-sanctioned work is performed, and will include both hardware and software subsystems. Any third party companies doing business with EEX found not to be adequately addressing the Year 2000 issue will be identified in the review, along with the potential impact of non-compliance by the vendor. As such, the Company at this time cannot adequately assess the extent to which further actions will be required, and cannot at this time make any statements as to whether or not this issue will have a material effect upon future operations.

                         SUPPLEMENTARY SCHEDULES


            EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                (dollar amounts rounded to nearest whole dollar)


(a)      (b)                   (c)                    (d)            (e)

    Description or
   Identity Of Issuer     Description of Investment   Cost      Current Value
------------------------------------------------------------------------------
*  EEX Corporation           215,376 shares,
    Common Stock             par value of
                            $0.01 per share      $1,788,270       $1,951,845

*  Texas Utilities Co.
    Common Stock             25,861 shares,
                             par value of
                            $1.00 per share         892,038        1,073,231


Fidelity Mutual Funds:

                           Number of
    Fund                    Shares
   --------              -----------
   Magellan               30,318.334              2,871,366         2,888,428
   Puritan               166,523.891              3,240,751         3,227,233
   Equity Income          16,268.079                826,614           852,610
   Spartan U.S.
   Equity Index           27,855.024                918,614           974,368
   U.S. Bond Index        49,731.486                525,825           536,603
   Retirement
    Government           818,832.710                818,833           818,833
    Money Market
    Portfolio

* Loans to Participants
                       Interest Rate -
                      Ranges from 6%-9.5%
                      (based on Prime on
                       date of loan)                  -               236,897
                                                -----------       -----------
TOTAL                                           $11,882,311       $12,560,048
                                                ===========       ===========

*Party-in-Interest



                    EEX CORPORATION EMPLOYEE STOCK PURCHASE PLAN
                   LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                  (dollar amounts rounded to nearest whole dollar)



     (a)            (b)       (c)     (d)     (g)        (h)            (i)
                                                     Current Value
                                                       of Asset
Identity of     Description Purchase Selling Cost of on Transaction  Net Gain
Party Involved  of Assets    Price    Price   Asset      Date         or Loss
------------------------------------------------------------------------------
Category (i) - Individual transactions in excess of five percent of initial plan transfer in amounts

* Chase Bank of Texas, N.A.
             EEX Corporation
             Common Stock   $2,020,429    -   $2,020,429  $2,020,429        -

* Chase Bank of Texas, N.A.
             Texas Utilities
              Common Stock   1,048,866    -    1,048,866   1,048,866        -

Fidelity Mutual Funds
             Magellan Fund   2,672,787    -    2,672,787    2,672,787       -
Fidelity Mutual Funds
             Puritan Fund    3,071,102    -    3,071,102    3,071,102       -
Fidelity Mutual Funds
             Equity Income
              Fund             834,757    -      834,757      834,757       -
Fidelity Mutual Funds
             Spartan U. S.
               Equity Index
               Fund            862,498    -      862,498      862,498       -
Fidelity Mutual Funds
             Retirement
              Government
              Money Market
              Portfolio
              Fund           1,103,693    -    1,103,693    1,103,693       -



Category (iii) - Series of securities transactions in excess of five percent of initial plan transfer in amounts

* Chase Bank of Texas, N.A.
             EEX Corporation
             Common Stock
              Purchases     $2,142,077        $2,142,077
              Sales                  $363,129    353,807     $363,129  $9,322
* Chase Bank of Texas, N.A.
             Texas Utilities
              Common Stock
               Purchases    1,052,872          1,052,872
               Sales                  172,093    160,834      172,093  11,259
Fidelity Mutual Funds
             Magellan Fund
              Purchases     2,976,341          2,976,341
              Sales                   109,164    104,976      109,164   4,188
Fidelity Mutual Funds
             Puritan Fund
              Purchases     3,439,288          3,439,288
              Sales                   198,780    198,538       198,780    242
Fidelity Mutual Funds
             Equity Income
             Fund
              Purchases       980,574            980,574
              Sales                   156,848    153,960       156,848  2,888
Fidelity Mutual Funds
            Spartan U.S.
            Equity Index
            Fund
             Purchases      1,100,614          1,100,614
             Sales                    191,793    182,000       191,793  9,793
Fidelity Mutual Funds
            Retirement
            Government
            Money Market
            Portfolio
            Fund
             Purchases      1,271,427          1,271,427
             Sales                    452,594    452,594       452,594     -
Fidelity Mutual Funds
            U. S. Bond
            Index Fund
             Purchases        565,595            565,595
             Sales                     40,348     39,770        40,349    578


*  Indicates a party in interest


There were no category (ii) or (iv) reportable transactions.
Columns (e) and (f) are not applicable.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                     EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN


Date:  June 10, 1998                   By        /s/ T. M Hamilton
                                       --------------------------------
                                         T. M Hamilton, Member
                                         EEX Corporation Employee
                                         Stock Purchase and Savings
                                         Plan Committee